Deutsche Investment Management Americas Inc.
One Beacon Street
Boston, MA 02108

February 26, 2015

VIA EDGAR

Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attn.: Ms. Catherine Gordon

Re:
Post-Effective Amendment No. 71 to the Registration Statement on Form N-1A of Deutsche CROCI® Equity Dividend Fund, Deutsche Large Cap Value Fund, Deutsche Mid Cap Value Fund and Deutsche Small Cap Value Fund (collectively, the “Funds”), each a series of Deutsche Value Series, Inc. (the “Corporation”) (Reg. Nos. 033-18477, 811-05385)

Dear Ms. Gordon,

This letter is being submitted on behalf of the Funds in response to comments of the Staff of the Securities and Exchange Commission (the “Commission”) received via a telephone call on February 13, 2015 with regard to the above-captioned Post-Effective Amendment, which Amendment was filed on behalf of the Funds on December 30, 2014 and currently has an effective date of March 1, 2015.

The Staff’s comments are restated below followed by the Funds’ responses.

1.      Expense Waiver/Reimbursement Arrangements

Comment: Please confirm that the contractual expense waiver/reimbursement arrangements reflected in any affected Fund’s fee table will extend for at least one year from the effective date of such Fund’s Prospectus.

Response: Each affected Fund confirms that the expense waiver/reimbursement arrangements reflected in its fee table will extend for at least one year from the effective date of its Prospectus.

If you have any questions regarding any of the foregoing or require additional information, please call me at (617) 295-3681.

Sincerely yours,

/s/Laura McCollum

Laura McCollum
Vice President & Counsel

cc:  John Marten, Vedder Price P.C.